Exhibit 99.4

Vinci Partners Investments Ltd.

Consolidated Financial Statements as of December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Vinci Partners Investments Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd and its subsidiaries (the “Company”) as of December 31, 2024 and December 31, 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rio de Janeiro, February 26, 2025

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2010.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of Brazilian reais unless otherwise stated

Assets	Note	12/31/2024	12/31/2023

Current assets
Cash and cash equivalents	5(c)	223,302	660,305
Cash and bank deposits	5(c)	99,156	15,896
Financial instruments at fair value through profit or loss	5(c)	120,492	173,300
Financial instruments at amortized cost	5(c)	3,654	471,109
Financial instruments at fair value through profit or loss	5(d)	1,531,036	1,168,355
Accounts receivable	5(a)	227,951	101,523
Sub-leases receivable	11	1,758	4,071
Taxes recoverable		22,137	2,219
Other assets	7	55,273	19,109
Total current assets		2,061,457	1,955,582

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	140,824	7,146
Financial instruments at amortized cost	6	6,991	-
Accounts receivable	5(a)	15,901	16,638
Sub-leases receivable	11	4,081	1,467
Taxes recoverable		704	325
Deferred taxes	21	31,346	13,487
Other assets	7	49,468	19,427
		249,315	58,490

Investments accounted for using the equity method	8(b)	55,081	-
Property and equipment	9	59,132	12,591
Right of use – Leases	11	102,117	58,308
Intangible assets	10	1,057,949	214,748
Total non-current assets		1,501,921	344,137

Total assets		3,585,051	2,299,719

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of Brazilian reais unless otherwise stated

Liabilities and equity	Note	12/31/2024	12/31/2023

Current liabilities
Trade payables		11,527	1,869
Leases	11 and 5(e)	33,303	24,381
Accounts payable	12	38,667	6,020
Labor and social security obligations	13	182,071	101,506
Loans and obligations	15	45,220	76,722
Taxes and contributions payable	14	40,855	24,853
Total current liabilities		351,643	235,351

Non-current liabilities
Leases	11 and 5(e)	86,152	48,431
Labor and social security obligations	13	8,992	5,357
Loans and obligations	15	816,322	540,369
Deferred taxes	21	5,086	3,883
Retirement plans liabilities	16	374,813	85,554
Total non-current liabilities		1,291,365	683,594

Total liabilities		1,643,008	918,946

Equity	17
Share capital		18	15
Additional paid-in capital		2,097,712	1,408,438
Treasury shares	17(f)	(259,773)	(172,863)
Retained earnings		30,682	111,444
Other reserves		73,769	31,876
		1,942,408	1,378,910

Non-controlling interests in the equity of subsidiaries	8(c)	(365)	1,864

Total equity		1,942,043	1,380,774

Total liabilities and equity		3,585,051	2,299,719

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of income
Years ended December 31

All amounts in thousands of Brazilian reais unless otherwise stated

Statements of Income	Note	2024	2023	2022

Net revenue from services rendered	18	600,779	454,420	408,095

General and administrative expenses	19	(411,975)	(252,264)	(229,349)

Operating profit		188,804	202,156	178,746

Finance income	20	86,871	121,809	112,133
Finance expenses	20	(112,225)	(54,580)	(19,065)

Finance profit, net		(25,354)	67,229	93,068

Equity gain/(loss)		(1,500)	-	-

Profit before income taxes		161,950	269,385	271,814

Income taxes	21	(45,977)	(49,926)	(52,413)

Profit for the year		115,973	219,459	219,401

Attributable to the shareholders of the parent company		118,202	220,608	219,417
Attributable to non-controlling interests		(2,229)	(1,149)	(16)

Basic earnings per share in Brazilian Reais	17 (g)	2.14	4.02	3.89
Diluted earnings per share in Brazilian Reais	17 (g)	2.08	3.85	3.84

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of comprehensive income
Years ended December 31

All amounts in thousands of Brazilian reais unless otherwise stated

	2024	2023	2022

Profit for the year	115,973	219,459	219,401

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees	26,498	(2,603)	(827)

Total comprehensive income for the year	142,471	216,856	218,574

Attributable to:
Shareholders of the parent company	144,700	218,005	218,590
Non-controlling interests	(2,229)	(1,149)	(16)

	142,471	216,856	218,574

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statements of changes in equity

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	Paid-in capital	earnings	reserves	shares	Total	interests	Equity

At December 31, 2021	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the year			219,417			219,417	(16)	219,401
Other comprehensive income:
Foreign exchange variation of investee located abroad				(827)		(827)	(2)	(829)

Proceeds from the issuance of shares, net from capital returned						0	2,988	2,988
Share based payments				9,794		9,794		9,794
Treasury quotas bought					(62,393)	(62,393)		(62,393)
Allocation of profit:
Dividends			(208,290)			(208,290)		(208,290)

At December 31, 2022	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	-		220,608	-	-	220,608	(1,149)	219,459
Other comprehensive income:
Foreign exchange variation of investee located abroad	-		-	(2,603)	-	(2,603)	-	(2,603)
Fair value option of convertible preferred shares	-	34,141	-	-	-	34,141	-	34,141
Transactions costs from the issuance of preferred shares	-	(1,958)	-	-	-	(1,958)	-	(1,958)
Share based payments	-	(2,783)	-	10,330	2,783	10,330	-	10,330
Treasury shares bought, net of shares sold	-	(3,000)	-	-	(60,668)	(63,668)	-	(63,668)
Allocation of profit:
Dividends	-		(190,474)	-	-	(190,474)	-	(190,474)

At December 31, 2023	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	-		118,202	-	-	118,202	(2,229)	115,973
Other comprehensive income:
Foreign exchange variation of investee located abroad	-		-	26,498	-	26,498	-	26,498
Issuance of shares as part of business combination	3	692,153	-	-	-	692,156	-	692,156
Share based payments	-	(2,735)	-	15,395	2,735	15,395	-	15,395
Treasury shares bought, net of shares sold	-	(144)	-	-	(89,645)	(89,789)	-	(89,789)
Allocation of profit:
Dividends	-		(198,964)	-	-	(198,964)	-	(198,964)

At December 31, 2024	18	2,097,712	30,682	73,769	(259,773)	1,942,408	(365)	1,942,043

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes	2024	2023	2022
Cash flows from operating activities

Profit before taxation		161,950	269,385	271,814
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	19	28,701	19,780	15,786
Investment income and exchange variation of financial instruments at fair value through profit or loss		(92,056)	(97,703)	(86,047)
Net foreign exchange on liabilities at amortized cost	15(i)	136,374	(16,513)	-
Interest expense on loans and obligations	20	61,784	23,654	5,804
Gain/loss on remeasurement of contingent consideration	20	19,915	15,872	(13,971)
Allowance for expected credit loss	19	9	-	(4)
Equity gains/(losses)	8(b)	1,500
Share based payments	19	22,479	14,967	14,276
Financial result on lease agreements	20	7,757	9,109	8,969
Other adjustments		1,021	-	-
		349,434	238,551	216,627
Changes in assets and liabilities
Accounts receivables		(18,156)	(43,187)	(10,064)
Taxes recoverable		(4,777)	2,152	(1,389)
Other assets		(65,690)	(20,990)	(11,286)
Trade payables		(3,370)	622	392
Accounts payable		3,648	(1,575)	156
Labor and social security obligations		15,110	11,527	(21,349)
Taxes and contributions payable		815	(780)	(1,705)
Purchases of financial instruments related to retirements plans		(293,281)	(84,933)	-
Contribution for retirements plans		279,771	82,734	-
		(85,930)	(54,430)	(45,245)

Cash generated from operations		263,504	184,121	171,382
Income tax paid		(53,733)	(54,875)	(53,482)
Net cash inflow from operating activities		209,771	129,246	117,900

Cash flows from investing activities
Payment for acquisition of subsidiaries	8	(276,372)	-	(80,000)
Cash and cash equivalent increased from business combination	8	53,304	-	497
Purchases of property and equipment and additions to intangible assets		(19,317)	(36,738)	(6,476)
Purchase and sales of financial instruments at amortized cost		13,648
Purchase of financial instruments at fair value through profit or loss		(347,264)	(196,079))	(341,157)
Sales of financial instruments at fair value through profit or loss		357,006	455,781	558,974
Capital increase in joint ventures investments	8(b)	(13,140)	-	-

Net cash (outflow) from investing activities		(232,135)	222,964	131,838

Cash flows from financing activities
Capital increase of non-controlling interests in subsidiaries		-	-	2,988
Interest payments of loans and obligations	15	(47,934)	(11,975)	-
Principal payments of loans and obligations	15	(69,168)	(8,889)	-
Treasury shares acquisition paid, net of treasury shares sold	17(f)	(90,288)	(62,769)	(63,353)
Lease payments, net of sublease received		(18,604)	(23,044)	(22,848)
Loans and obligations acquisitions		-	-	79,026
Issuance of convertible preferred shares	17(d)	-	471,835
Dividends paid	17(e)	(203,236)	(190,138)	(211,320)

Net cash (outflow) from financing activities		(429,230)	175,020	(215,507)

Net increase in cash and cash equivalents		(451,594)	527,230	34,231

Cash and cash equivalents at the beginning of the year	5(c)	660,305	136,581	102,569

Foreign exchange variation of cash and cash equivalents in subsidiary		14,591	(3,506)	(219)

Cash and cash equivalents at the end of the year	5(c)	223,302	660,305	136,581

Non-cash financing activities

Dividends declared and not yet paid until December 31, 2024 and 2023 were R$ 3,791 (Note 12) and R$ 3,791, respectively.

Issuance of shares related to the business combination were R$ 692,156 (Note 8 (a)).

Consideration payable and contingent consideration (earn-out) as of December 31, 2024 and 2023 were 210,666 and 64,370 (Note 15), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci Compass"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 17.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On March 07, 2024, Vinci Compass announced an agreement for a business combination with Compass and on October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management. Please see note 7(a) further detail regarding the transaction.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards).

The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value and the contingent considerations related to the business combination.

The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

New and revised accounting standards

New or amended, standards applicable for the first time in the annual reporting period beginning January 1, 2024:

Amendments to IAS 21 - Classification of liabilities as current or non-current and non-current liabilities with covenants.

Amendments to IFRS 16 - Lease liability in sale and leaseback.

Amendments to IAS 7 and IFRS 7 - adoption of amendments to IAS 7 and IFRS 7, providing new disclosures for liabilities under supplier financing arrangements, as well as the associated cash flows.

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods

New standards and interpretations not yet adopted

Amendments to IAS 21 - Lack of Exchangeability IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not effective for annual periods beginning on or after 1 January 2025.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion. New disclosures for certain instruments with contractual terms that can change cash flows and update the disclosures for equity instruments designated at fair value through other comprehensive income. Another amendments to IFRS 9 an IFRS 7, IASB has made targeted amendments about Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power.

Effective for annual periods beginning on or after 1 January 2026.

The group does not expect these amendments to have a material impact on its operations or financial statements.

IFRS 18 - Will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.

The line items presented on the primary financial statements might change because of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position

IFRS 19 - Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements. Effective for annual periods beginning on or after 1 January 2027.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

The issuance of these consolidated financial statements was authorized by the Entity's management on February 26, 2025.

(a)	Consolidated financial statements

Vinci Compass operates as an asset management firm. The Group focuses on private equity, real assets, credit, equities, corporate advisory and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on December 31, 2024 and 2023 are as follows:

	Interest - %

	12/31/2024	12/31/2023

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Vinci Assessoria Financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners Fund III GP Limited	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	-
MAV Capital Gestora de Recursos SS Ltda. (6)	100	-
ICML Gestão de Negócios e Participações SS Ltda. (6)	100	-
Lacan Administração de Bens e Participações Ltda. (7)	100	-
Lacan Investimentos e Participações Ltda. (7)	100	-
SPS IV GP LLC	100	-
MNC Holdings Limited (8)	100	-
Investis Asset Management S.A. (8)	100	-
Compass Group S.A. (8)	100	-
CG Investimentos Brazil Ltda (8)	100	-
Compass Investments Brazil LLC (8)	100	-
Vinci Compass SpA (8)	100	-
Vinci Compass Inversiones SpA (8)	100	-
Compass Group Chile S.A. Administradora General De Fondos (8)	100	-
VC Servicios Financieros SpA (8)	100	-
Compass Group S.A. Asesores de Inversion (8)	100	-
VC Asesorias e Inversiones SpA (8)	100	-
VC Distribución Institucional SpA (8)	100	-
Compass Group Chile Spa (8)	100	-
Compass Group SA Comisionista de Bolsa (8)	100	-
CG Asesores De Inversión Colombia S.A.S (8)	100	-
Compass Investmenst De Mexico S. A. de C. V. Sociedad Operadora de Fondos de Inversion (8)	100	-
Compass Investmenst Corporativo S.A. de C.V. (8)	100	-
CDI Sociedad Administradora de Proyectos S.A. De C.V (8)	100	-
MB Property Management Mexico S de RL De C.V. (8)	100	-
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V. (8)	100	-
Compass Group Holding S.A.P.I de C.V. (8)	100	-
Compass Servicios Operativos S de RL de C.V. (8)	100	-
Compass Desarrollo Inmobiliario S.A. de C.V. (8)	100	-
Compass Latin America Investments LLC (Delaware) (8)	100	-
Compass Capital Consultants S.A.C. (8)	100	-
Compass Peru S.A. (8)	100	-
Compass Group S.A.F.I. S.A. (8)	100	-
Compass Group Global Advisors S.A. (8)	100	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Compass Group Uruguay Investment Advisors S.A. (8)	100	-
Bunara S.A. (8)	100	-
Cipresi S.A. (8)	100	-
CG Global Services S.A. (8)	100	-
Compass LLC (EP) (8)	100	-
Compass Group LLC (8)	100	-
CG Compass (USA) LLC (8)	100	-
Compass Group Holdings Inc (8)	100	-
Compass Group Investments Solutions LLC (8)	100	-
Compass Group Asset Management Holdings S.L (8)	100	-
CDI Mexican Investments Ltd (8)	100	-
Compass GP Luxemburgo (8)	100	-
Inversiones La Esmeralda SpA (8)	100	-
Compass GSO COF IV Solutions GP Ltd (8)	100	-
Compass BXLS V Solutions GP (8)	100	-
Compass SP Solutions GP (8)	100	-
Compass LCP X Solutions GP (8)	100	-
Compass Secondaries Solutions (8)	100	-
Compass Capital (Cayman) (8)	100	-
Compass BCP Asia II Solutions (8)	100	-

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity classifies Vinci Monalisa FIM Crédito Privado IE as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci Compass has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)	Under the terms of IFRS 10, the Entity classifies Vinci US RE Corporation as an investment entity. Accordingly, the Entity does not consolidate its investment and measures at fair value through profit or loss in accordance with IFRS 9.

(6)	On 29 June 2024, Vinci Gestora Recursos Ltda. acquired 30% of the issued share capital of MAV Capital Gestora de Recursos Ltda. and 100% of the issued share capital of ICML Gestão de Negócios e Participações SS Ltda. Vinci has direct and indirect interest on MAV Capital Gestora de Recursos SS Ltda. Vinci has indirect interest through its ownership interest on ICML Gestão de Negócios e Participações SS Ltda., which holds 70% of ownership interest at MAV.

(7)	Subsidiaries consolidated after Lacan business combination. Please see note 8(a)(iii) for further detail of the transaction.

(8)	Subsidiaries consolidated after Compass business combination. Please see note 8(a)(ii) for further detail of the transaction.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Reclassification for better presentation

The Group revaluated the information provided in the statement of cash flow for the year ended on December 31, 2023, and reclassified the purchases of the financial instruments related to retirement plans, in the amount of R$ 84,933, from investment activity to operational activity. The reclassification was made to reflect in the same cash flow activity the contributions and the investments related to the retirement plans as the Group understands that its operating activity comprises the management of such plans with the resources provided from the contributors of the retirement plan which are comprised by resources that are exclusively from third parties. The Group understands that the best presentation is to include the activities of the retirement plan in the same group of the cash flow statement and changed the way it was presented in 2023 for comparative purposes (in 2023 the activity related to the purchases of financial instruments was included as investing activity).

2.2	Segment reporting

Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci Compass.

The strategic decisions of the Group comprise six distinct business segments: (i) Private Equity, (ii) Equities, (iii) Real Assets; (iv) Credit; (v) Global IP&S; and (vi) Corporate Advisory (see Note 23).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

2.3	Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in thousands of Brazilian reais, which comprises the main operations of the Group and is the Entity's functional currency and its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at exchange rates at the dates of the transaction (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the monthly average rates), and

●	all resulting exchange differences are recognized in other comprehensive income.

Argentina accounting information adjusted for inflation according to hyperinflationary economy

IAS 29 "Financial Information in Hyperinflationary Economies", requires the expression of financial statements in terms of

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

the current unit of measurement at the closing date of the reporting period, in the cases in which they occur, certain characteristics in the economic environment of the country. In general terms, the inflation produced from the date of suspension of the remeasurement due to inflation or from the date of acquisition or revaluation must be computed in non-monetary items, whichever is earlier, as the case may be in order to conclude on the existence of a hyperinflationary economy. The norm details a series of factors to be considered, including an accumulated inflation rate in three years that approaches or exceeds 100%.

The adjustment is restated based on the last date on which an Argentinian entity adjusted its financial statements to reflect the effects of inflation. In general terms the inflation produced from the date of acquisition or incorporation of the entity's equity, or from the date of revaluation of the asset, as appropriate, is computed in the balances of nonmonetary assets and liabilities.

The financial statements prepared for Argentine entities have been restated to consider changes in the general purchasing power of the functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies", the index series that will be used is the result of combining the National Consumer Price Index (IPC) published by the INDEC (base month: December 2016) with the IPIM published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE). The complete series of the index will be elaborated and published monthly by the FACPCE once. The monthly variation of the National IPC by the INDEC becomes public knowledge. The special financial statements, before remeasurement, have been prepared on the historical cost basis.

The annual movement in the general price index for the year ended on December 31, 2024, was 117.76% (211.40% in 2023). For the period comprised from Compass Business combination until December 31, 2024, the general price index was 5.20%

Assets and liabilities have been valued based on the cost initially disbursed for acquisition or commitment undertaken respectively in Argentine pesos converted to Brazilian reais at the exchange rate prevailing at year end and net realizable value in cases Brazilian reais was lower.

Monetary result for the year:

The monetary result for the year corresponds to the effect of holding monetary assets and liabilities included in the financial statements, relative to historical figures.

The financial statements in Argentina companies are adjusted or restated for the effects of price changes before being converted to Brazilian reais. Inflation adjustments are made following the provisions of international accounting standard 29 “Financial information in hyperinflationary economies”. The Group's accounting policy for recording operations in hyperinflationary economies consists of recording in Translation differences both the revaluation of non-monetary items and the translation differences generated by converting the restated financial statements of the subsidiaries in these countries into Brazilian Reais. The amounts included in Translation differences since the Compass Business Combination (October 27, 2024) until December 31, 2024, are as follows:

Changes for the period

Loss/Gain on the monetary position	(136)
Foreign currency translation adjustment	(74)
(210)

2.4	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

2.5	Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

- those to be measured subsequently at fair value (either through OCI or through profit or loss), and

- those to be measured at amortized cost.

The classification depends on the Entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Vinci Compass has no financial assets classified as FVOCI as of December 31, 2024, and 2023.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For accounts receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.6	Accounts receivables

Receivables are amounts due for corporate advisory services and for investment fund management services rendered in the ordinary course of Group's business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.

Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses. See note 5 for further information about the Group's accounting for accounts receivables.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group uses a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the expected credit losses on our accounts receivables and contract assets is disclosed in note 5.

2.7	Intangible assets

Goodwill

Goodwill is measured as described in note 2.16. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

Management Contracts and Customers relationships

Management contracts and Customers relationships acquired in a business combination are recognized at fair value at the acquisition date. They may have a finite or undefined useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Refer to note 9(d) for further details.

Placement Agent

Placement Agent comprises costs incurred by Vinci Compass in connection to agreements with investments placement agents, relating to funds raised from investors in funds managed by the Group.

These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

Placement Agent costs will generate future economic benefits to Vinci Compass through the Funds managed by the Group.

Computer software

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software product so that it will be available for use.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

●	Management intends to complete the software product and use or sell it.

●	There is an ability to use or sell the software product.

●	It can be demonstrated how the software product will generate probable future economic benefits.

●	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

●	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of applicable overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Refer to note 9 for details about amortization methods and periods used by the Group for intangible assets.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

During the years ended December 31, 2024, and 2023 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years; building has a useful life of 50 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.9	Leases

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years but may have extension options.

Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

-	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

-	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

-	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.  However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

2.10	Accounts payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.11	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.12	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

2.13	Income taxes

The income tax and social contribution expenses for the year comprise current taxes. Taxes on income are recognized in the statement of income.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The current income tax and social contribution are calculated on the basis of the tax laws enacted by the balance sheet date. Management periodically evaluates positions taken by the Entity in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As permitted by tax legislation, certain of the Entity's investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

2.14	Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

Earnings per share

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

• the profit attributable to owners of the Entity;

• by the weighted average number of shares outstanding during the financial year, adjusted for bonus elements in shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

• the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and;

• the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.15	Revenue recognition

According to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for corporate advisory and investment fund management services rendered in the ordinary course of the Group's activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 22 "Segment Reporting" for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees

Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci Compass to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.02% and 4.00% (2023: between 0.05% and 2.93%).

Management fees also include commissions charged to international managers for the relationship that Vinci Compass maintains with institutional clients. Commissions fees related to liquid funds are accrued monthly and collected quarterly, based on the referred assets under management and the agreed commission rate with the international managers.

(b)	Performance fees

Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci Compass, as described below:

•   Performance fee must be assessed based on a verifiable index, the benchmark, obtained from an independent source, and compatible with the corresponding fund investment policy.

•   Performance fee may not be calculated at a percentage lower than 100.0% of the index.

•   The performance fee cannot be charged in a period less than 6 months (except for private asset funds).

•   The performance fee shall be calculated based on net asset value, including management fees and all other expenses and may consider any distribution for shareholders in the calculation.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

As a multi-asset-class asset management firm, Vinci Compass manages a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees usually every semester based on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our "long only" and "long-biased" strategies, performance fees are assessed mainly to the IBOVESPA index. Other funds and strategies can be addressed to other index, as for example, IDIV index, SMLL index and Brazil ETF Index.

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry are different between the Brazilian funds and the foreign investor funds. For the Brazilian funds we use a threshold generally indexed to IPCA plus an interest rate, which can vary from 6% to 8%. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every semester over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

The performance revenue is determined and recorded at the end of the reporting period and are not subject to clawback once paid.

The Entity recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the income statement.

(c)	Advisory fees

Advisory fees are related to the (1) service provided by the Group mainly on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees, and (2) Up-front fees charged to international managers for the relationship that Vinci Compass maintains with institutional clients, usually charged when the Funds are closed and based on the total commitments signed by clients referred by the Group.

2.16	Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, comprises of fair values of the assets transferred, liabilities incurred to the former owners of the acquired business, and fair value of any assets or liability resulting from a contingent consideration arrangement.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The excess of the consideration transferred, the amount of any non-controlling interest in the acquired entity, and the identifiable net assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Any goodwill that arises is tested annually for impairment. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

2.17	Loans and obligations

Loans and obligations are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Convertible preferred shares, which are redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in profit or loss as finance expenses.

The fair value of the liability portion of a convertible preferred share is determined using a market interest rate for an equivalent non-convertible financial instrument. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the instrument. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders’ equity.

2.18	Investments accounted for using the equity method

Investments are comprised by associates and joint ventures, accounted for using the equity method of accounting. Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

The carrying amount of equity-accounted investments is tested for impairment, at least, annually.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

•	Estimated useful lives for fixed and intangible assets.

•	Estimative and assumptions related to lease contracts, including variable considerations, evaluation of implicit interest rate and extensions options.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of December 31, 2024, and 2023 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the counterparties, which have investment-grade evaluated by credit agencies. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci Compass's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Loans and receivables from employees evaluated at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to other currencies were as follows:

Balance sheet	12/31/2024	12/31/2023

Cash and cash equivalents	96,259	486,977
Financial instruments at fair value through profit or loss	102,626	606
Accounts receivable	171,744	5,927
Taxes recoverable	18,940	-
Other receivables	25,921	2,381
Current assets	415,490	495,891

Financial instruments at fair value through profit or loss	120,846	-
Financial instruments at amortized cost	6,991	-
Other receivables	1,949	(29)
Investments accounted for using the equity method	55,081	-
Deferred taxes	10,313	-
Lease, property and equipment	89,130	2,684
Non-current assets	284,310	2,655

Trade payables	11,527	589
Leases	12,038	-
Accounts payable	6,402	-
Loans and obligations	7,200	6,993
Labor and social security obligations	69,235	5,485
Taxes and contributions payable	19,705	-
Current liabilities	126,107	13,067

Other payables	309	242
Loans and obligations	577,982	424,340
Lease	40,531	940
Labor and secutiry obligations	341	-
Deferred taxes	496	-
Non-current liabilities	619,659	425,522

Net Equity exposed to other currencies (comprised as below)	(45,966)	59,957

Net Equity exposed to US Dollars	(260,868)	59,957
Net Equity exposed to Euros	2,096	-
Net Equity exposed to Pounds	15,445	-
Net Equity exposed to Chilean Pesos	120,484	-
Net Equity exposed to Uruguayan Pesos	1,239	-
Net Equity exposed to Colombian Pesos	13,352	-
Net Equity exposed to Argentine Pesos	12,706	-
Net Equity exposed to Mexican Pesos	11,366	-
Net Equity exposed to Peruvian Sols	38,214	-

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2024	12/31/2023	12/31/2022

Financial revenue	-	742	2,514
Financial expense	(20,807)	(775)	(2,986)

Net foreign exchange result, net	(20,807)	(33)	(472)

The Group operates internationally and is exposed to foreign exchange risk.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income as a result of changes in interest rates. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 223,302 (12/31/2023 – R$ 660,305) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2024	12/31/2023
Cash and cash equivalents	223,302	660,305
Financial instruments at fair value through profit or loss (i)	1,531,036	1,168,355
Trade payables	(11,527)	(1,869)
Labor and social security obligations	(191,063)	(106,863)
Accounts payable	(38,667)	(6,020)
Lease liabilities	(119,455)	(72,812)
Convertible preferred shares	(577,982)	(431,334)
Commercial notes	(55,150)	(73,189)
Consideration payable	(10,542)	(48,199)
Other obligations	(7,202)	-
Retirement plans liabilities	(374,813)	(85,554)
Net debt	367,937	1,002,820

The contingent consideration was not included in the net debt calculation since, subjected to certain conditions, the obligation will be settled by shares held in treasury or shares to be issued by Vinci Compass.

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2022	(99,275)	(175,290)	-	(86,211)	136,581	1,243,764

Cash flow	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value and monetary adjustments	-	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	-	(450,493)	-	-	-	-
Foreign exchange adjustments	-	16,513	-	-	-	-
Other changes (i)	-	-	-	(9,694)	-	-
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	(126,505)	112,315	(279,770)	29,406	(512,354)	269,443
Fair value and monetary adjustments	-	(37,998)	(9,489)	-	31,955	93,238
Addition and finance expenses accrual	-	(184,292)	-	(76,049)	-	-
Foreign exchange adjustments	-	(134,475)	-	-	43,396	-
Other changes (i)	-	-	-	-	-	-
December 31, 2024	(241,257)	(861,542)	(374,813)	(119,455)	223,302	1,531,036

(i) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(11,527)	-	-	(11,527)	(11,527)
Labor and social security obligations	(182,071)	(6,372)	(2,620)	(191,063)	(191,063)
Lease liabilities	(33,303)	(40,669)	(60,054)	(134,025)	(119,455)
Accounts payable	(38,667)	-	-	(38,667)	(38,667)
Loans and obligations	(72,303)	(150,003)	(1,065,615)	(1,287,921)	(861,542)
Total	(337,871)	(197,044)	(1,128,289)	(1,663,203)	(1,222,254)

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,869)	-	-	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	-	-	(6,020)	(6,020)
Loans and obligations	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,092)
Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,656)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

				Total	Carrying amount
Contractual maturities of financial liabilities				contractual	non-current
At 31 December 2024	Brazil	USA	Others	cash flows	liabilities

2026	(11,903)	(4,307)	(5,359)	(21,569)	(20,951)
2027	(10,580)	(4,449)	(4,068)	(19,097)	(16,287)
2028	(10,580)	(4,914)	(1,995)	(17,490)	(13,789)
2029	(10,580)	(5,141)	(1,517)	(17,238)	(12,749)
2030	(6,172)	(5,311)	(1,666)	(13,148)	(10,201)
2031	-	(5,486)	(62)	(5,548)	(5,548)
2032	-	(5,667)	-	(5,667)	(5,667)
2033	-	(962)	-	(962)	(962)
Total	(49,815)	(36,238)	(14,668)	(100,721)	(86,152)

				Total	Carrying amount
Contractual maturities of financial liabilities				contractual	non-current
At 31 December 2023	Brazil	USA	Others	cash flows	liabilities

2025	(21,532)	-	-	(21,532)	(18,764)
2026	(11,034)	-	-	(11,304)	(9,510)
2027	(10,051)	-	-	(10,051)	(6,535)
2028	(10,051)	-	-	(10,051)	(5,786)
2029	(10,051)	-	-	(10,051)	(5,123)
2030	(5,863)	-	-	(5,863)	(2,713)
Total	(68,582)	-	-	(68,582)	(48,431)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.17% (or R$ 2.4 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2024 (0.26% or R$ 3.2 million on December 31, 2023).

●	0.27% (or R$ 3.8 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2024 (0.53% or R$ 6.8 million on December 31, 2023).

Additionally, the Group evaluated the financial investment portfolio on December 31, 2024 and 2023, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2024	12/31/2023
Current inflation	Inflation index	-100bps	3.1	12.3
Exchange traded real estate funds	Share prices	-10%	(12.4)	(14.4)
Brazilian stock prices	Share prices	-10%	(4.4)	(9.3)
Fixed-rate offshore rates	US yield curve	-100bps	(53.0)	(34.9)
Foreign exchange rate	Foreign exchange rates	10% (***)	(9.4)	(0.4)
Domestic base overnight rate	Domestic base overnight rate	-100bps	(4.2)	(6.0)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	12/31/2024	12/31/2023

Accounts receivable	(a)	243,852	118,161
Other financial assets at amortized cost	(b)	44,342	5,519
Cash and cash equivalents	(c)	223,302	660,305
Financial assets at fair value through profit or loss (FVPL)	(d)	1,671,860	1,175,501
		2,183,356	1,959,486

Financial liabilities

Liabilities at amortized cost	(e)	241,257	114,752
Lease liabilities	(e)	119,455	72,812
Loans and financing	(e)	861,542	617,091
Retirement plans liabilities	(e)	374,813	85,554
		1,597,067	890,209

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

a)	Accounts receivable

Current assets	12/31/2024	12/31/2023
Accounts receivable from contracts with customers	228,583	101,673
Loss allowance	(632)	(150)

Non-current assets
Accounts receivable from contracts with customers	15,901	16,638
	243,852	118,161

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance. As a result of Compass business combination, the accounts receivable was increased in the amount of R$ 105,761(R$ 106,251 gross receivable and R$ 491 loss allowance).

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci Compass expects the unrealized performance fees will be received during 2025. However, since its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci Compass analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of December 31, 2024 and 2023 reconcile to the opening loss allowances as follows:

	12/31/2024	12/31/2023
Opening loss allowance on January 1	(150)	(166)
Loss allowance assumed as a result of business combination	(491)	-
Decrease in accounts receivable allowance recognized in profit or loss	9	16
Closing loss allowance on December 31	(632)	(150)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2024 and 2023. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	12/31/2024	12/31/2023

Employees loans (Note 7 (iii))	15,100	5,519
Receivable from employees (Note 7 (i))	29,242	18,820

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at financial rates and collateral is not normally obtained.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2024	12/31/2023

Cash and bank deposits	99,156	15,896
Financial instruments at fair value through profit or loss (i)	120,492	173,300
Financial instruments at amortized cost (ii)	3,654	471,109
	223,302	660,305

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii) Comprised of US Treasury Bills.

d)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments;

-	Derivatives financial instruments;

-	Listed equity securities.

Financial assets measured at FVPL include the following categories:

	12/31/2024	12/31/2023

Current assets	1,531,036	1,168,355
Mutual funds (i)	1,519,524	1,168,355
Derivative financial assets (ii)	5,647	-
Listed equity securities	2,836	-
Real Estate Investments (iv)	2,923	-
Other financial assets	106	-

Non-current assets	140,824	7,146
Mutual funds	9,919	-
Private markets funds (iii)	30,189	7,146
Real Estate Investments (iv)	99,341	-
Listed equity securities	1,375	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The following table demonstrate the funds invested included in each category mentioned above.

(i) Mutual funds
	12/31/2024	12/31/2023

Current assets	1,519,524	1,168,355
Vinci Monalisa FIM Crédito Privado IE (2)	1,025,462	991,470
Vinci Multiestratégia FIM	1,038	11,642
Vinci International Master Portfolio SPC - Reflation SP	-	606
Vinci Institucional FI RF Referenciado DI	3,028	62,687
Vinci Income Fund Ltd	31,150	-
Vinci Argentina Opportunity Fund II	17,120	-
Vinci Reservas Técnicas FI RF DI	16,392	2,199
Retirement services investment funds (1)	374,813	85,554
FI Vinci Renda Fixa CP	7,676	14,197
Fondo Mutuo Compass Liquidez	14,862	-
Compass - Fondo de Inversión Adelanto de Efectivo	12,347	-
LV Money Market USD	5,592	-
Other mutual funds	10,044	-

Non-current assets	9,919	-
Other mutual funds	9,919	-

(1) These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	12/31/2024	12/31/2023
Net Asset Value	1,025,462	991,470
Real estate funds	214,428	234,245
Mutual funds	460,892	535,430
Private equity funds	274,699	136,810
Other assets/liabilities	75,443	84,985

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 61% of its investments are liquid and may be redeemed and 39% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As December 31, 2024 and 2023, Vinci Monalisa holds R$ 460,892 and R$ 535,430 of investments in mutual funds, respectively, which are distributed in the following classification:

	12/31/2024	12/31/2023
Mutual Funds’ classification
Interest and foreign exchange (a)	81.72%	84.93%
Foreign investments (b)	7.19%	4.56%
Macro (c)	4.92%	3.96%
Specific strategy (d)	6.17%	6.55%
	100.00%	100.00%

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	12/31/2024	12/31/2023

Vinci Credit Securities FII (a)	56,706	70,049
Vinci Imóveis Urbanos FII (b)	40,077	53,884
Vinci Offices FII (c)	22,624	34,639
Vinci Fulwood DL FII (d)	71,884	52,849
Other real estate funds (e)	23,137	22,824
	214,428	234,245

     (a) The fund invests in real estate receivable certificates, bonds and other real estate assets;

     (b) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

     (c) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

     (d) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

     (e) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds
	12/31/2024	12/31/2023

Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (a)	60,068	46,844
Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (b)	56,160	50,698
VCP IV Master FIP B (c)	67,248	-
Vinci Strategic Partners I FIP – Classe A (d)	20,201	-
Vinci Strategic Partners I FIP – Classe B (d)	5,598	-
Vinci Infraestrutura Transporte e Logística FIP	17,626	10,486
Vinci Infra Coinvestimento I FIP - Infraestrutura	7,608	10,290
Vinci Impacto Ret IV FIP Multiestratégia	6,343	4,687
Lacan Florestal III Feeder FIP Multiestratégia (e)	13,297	-
Lacan Florestal II - FIP Multiestratégia (e)	5,444	-
Lacan Florestal IV Feeder FIP Multiestratégia - IS (e)	1,763	-
Other funds	13,343	13,805
Total private markets funds	274,699	136,810

(a) The Fund aims to increase the value of its shares through the subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(b) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(c) VCP IV is being established with the intention to continue the Group’s investment strategy of pursuing opportunistic private equity and equity-like investments in Brazil. Fund will maintain the Group’s opportunistic approach that provides flexibility to invest in four different sub-strategies: (i) Growth Equity, (ii) Buyout, (iii) Minority Growth and (iv) Turnaround, with a higher focus on the Growth and Buyout strategies.

(d) The purpose of the funds is to obtain capital gains through investment in assets in Brazil, such as shares in Brazilian private equity funds; and shares, subscription bonuses, simple and convertible debentures, other securities and bonds convertible or exchangeable into shares, provided that the debentures and other securities and bonds are admitted under the terms of the specific regulations applicable to RPPS and EFPC.

(e) The Funds’ objective is to manage and administer planted forests to supply eucalyptus wood, pine wood and other species for the purpose of generating energy in power plants, extracting wood from planted forests and managing administrative and sales activities.

ii) Derivative financial assets

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

2024		Notional Amount of Contract with Final Expiration Date in		Fair value
Derivative financial instruments	Currency	Up to 3 months	Between 3 months and 1 year	Asset	Liability
Purchase Forward	USD x CHL	1,066,690	1,980,490	12,264	6,617
Sales Forward	CHL x USD	(1,066,690)	(1,980,490)	(6,617)	(12,264)
Total		-	-	5,647	(5,647)

Derivatives are only used for economic hedging purposes and not as speculative investments. They are presented as current assets or liabilities to the extent that they are expected to be settled with 12 months after the end of the reporting period.

(iii) Private markets
	12/31/2024	12/31/2023

Vinci Capital Partners III Feeder FIP Multiestratégia	4,236	4,262
Nordeste III FIP Multiestratégia	3,400	2,884
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,272	-
Fundo Garantidor de Infraestrutura – FGIE – Class B	13,151	-
Compass Global Investments III	3,152	-
Compass Global Investments II	1,975	-
Compass Private Equity VII FI	1,003	-
Total Private markets funds	30,189	7,146

(iv) Real Estate Investments
	12/31/2024	12/31/2023

Current assets	2,923	-
Compass Desarrollo Inmobiliario (ROU)	2,923	-

Non-current assets	99,341	-
Vinci US RE Corporation (a)	67,313	-
CCLA Capital	14,471	-
Compass Desarrollo Inmobiliario	8,237	-
CCLA Desarrollo y Renta IMU	4,434	-
Compass Desarrollo y Rentas	3,319	-
Other Real Estate investments	1,567	-

Total Real Estate Investments	102,264	-

(a)	During the year of 2024, Vinci Compass invested in several properties through its subsidiary Vinci US RE Corporation. The long-term investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the year, the following gains were recognized in profit or loss:

	12/31/2024	12/31/2023	12/31/2022
Fair value gains on investments at FVPL recognized in finance income	64,322	110,363	94,174

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

e)	Financial liabilities

	12/31/2024	12/31/2023

Current	310,788	210,498
Trade payables	11,527	1,869
Labor and social security obligations (Note 13)	182,071	101,506
Loans and obligations (Note 15)	45,220	76,722
Lease liabilities	33,303	24,381
Accounts payable (Note 12)	38,667	6,020

Non-current	1,286,279	679,711
Lease liabilities	86,152	48,431
Labor and social security obligations (Note 13)	8,992	5,357
Loans and obligations (Note 15)	816,322	540,369
Retirement plans liabilities (Note 16)	374,813	85,554

	1,597,067	890,209

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On December 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Listed equity securities	4,211	-	-	4,211
Other financial assets	-	106	-	106
Certificate Deposits	-	120,492	-	120,492
Mutual funds	-	1,529,443	-	1,529,443
Derivative financial assets	-	5,647	-	5,647
Private equity funds	-	6,130	24,059	30,189
Real Estate Investments	-	34,950	67,314	102,264
Total Financial Assets	4,211	1,696,768	91,373	1,792,352

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	173,300	-	173,300
Mutual funds	-	1,168,355	-	1,168,355
Private equity funds	-	-	7,146	7,146
Total Financial Assets	-	1,341,655	7,146	1,348,801

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 118,089, R$ 537,653 and R$ 369,720, respectively (2023: R$ 151,200, R$ 542,358 and R$ 212,482, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds and real estate investments, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci Compass or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended December 31, 2024 and December 31, 2023:

Fair Value
Opening balance January 1, 2023	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461
Closing balance December 31, 2023	7,146
Capital deployment	61,531
Sales and distributions	(163)
Gain recognized in finance income	22,859
Closing balance December 31, 2024	91,373

6	Financial instruments at amortized cost

	12/31/2024	12/31/2023

Certificate of deposit	3,232	-
Guarantee deposits	3,759	-

	6,991	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Other assets

	12/31/2024	12/31/2023

Receivables from employees (i)	29,242	18,820
Related parties’ receivables (ii)	23,297	4
Employees loans (iii)	15,100	5,519
Advances to projects in progress (iv)	14,314	12,771
Finix Transaction Receivable (v)	12,075	-
Prepaid expenses	5,392	319
Guarantee deposits (vi)	1,096	494
Sundry advances	333	152
Sublease receivables	232	224
Others	3,660	233

	104,741	38,536

Current	55,273	19,109
Non-current	49,468	19,427

	104,741	38,536

(i)	Refers to an intercompany transaction. See Note 22 (d) for more details.

(ii)	Refers to an intercompany transaction. See Note 22 (b) for more details.

(iii)	Refers to amounts receivable from employees.

(iv)	Refers to costs incurred by projects related to funds administered by Vinci Compass, that are initially paid by the Group and subsequently reimbursed.

(v)	The amount is related to the sale of Fingroup shares, occurred on October 14, 2024. Before the business combination, Compass held 50% of ownership interest in Fingroup, sold before the closing date of the business combination. The outstanding receivable comprises 25% of the transaction, which will be received in two equal installments, on April 30, 2025, and April 30, 2026.

(vi)	Refers mainly to a security deposit of a lease.

8	Investments

(a)	Business Combination

(i)	Compass Business Combination

On March 07, 2024, the Entity announced an agreement for a business combination with Compass. On October 29, 2024, the transaction was completed, creating a full-service Latin American alternative asset manager with more than US$50 billion in assets under management, across different segments. Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and United Kingdom.

The transaction had a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$35,2 million. Under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in VINP Class A common stock.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Footprint expansion in Latam;

-	Business complementary and;

-	Shared long-term vision.

(b)	Intangible assets that do not qualify for separate recognition:

Reputation: value of the acquired Compass' market recognition, and customer loyalty, which do not meet the criteria for recognition as a separate intangible asset.

Know-how and Expertise: Technical knowledge, internal processes, or specific workforce capabilities that cannot be separately measured.

Details of the estimated purchase consideration, the net assets acquired, goodwill and other intangible assets are as follows:

Cash paid	201,372
Shares issued (Class A Shares)	692,156
Contingent consideration (Earn-out I)	38,054
Contingent consideration (Earn-out II)	36,849

Total purchase consideration	968,431

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	51,032
Other assets and liabilities	301,948
Management contracts and customers relationship	324,361
Brands	77,763
755,104

Goodwill	213,327
Net assets acquired	968,431

(ii)	MAV Business Combination

On April 25, 2024, Vinci Compass announced an agreement for a combination with MAV Capital Gestora de Recursos SS Ltda. (“MAV” or “MAV Capital”). The transaction was closed on June 28, 2024, and had a total cash consideration of R$5,000 and an obligation of R$10,000 segregated in two payments in each deal anniversary until 2026, respectively. The transaction increased Vinci Compass participation in the agribusiness, improving a segment that is raising. At the closing date, MAV had R$ 540 million assets under management in private markets sector.

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Expected Operational Synergies:

-	Agribusiness focused asset manager;

-	Enhances Vinci’s credit segment offering;

-	More than 35 in-house structured credit operations across several sectors with special focus to Agribusiness.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	5,000
Consideration payable	10,000
Contingent consideration (Earn-out)	18,010

Total purchase consideration	33,010

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	285
Other assets and liabilities	(221)
Management contracts	3,245
Net identifiable assets acquired	3,309

Goodwill	29,701
Net assets acquired	33,010

(iii)	Lacan Ativos Reais Business Combination

On November 4, 2024, Vinci Compass announced an agreement for a combination with Lacan Administração de Bens e Participações Ltda. (“Lacan”). The transaction was also closed on November 4, 2024, and had a total cash consideration of R$70,000. The transaction increased Vinci Compass participation in the forestry area investments, improving a ESG agenda segment that is raising in a short period of time. At the closing date, Lacan had R$ 1.5 billion assets under management in private markets sector.

Goodwill is recognized when the price paid in an acquisition exceeds the fair value of the identifiable net assets of the acquired company. This premium reflects expectations of future benefits that cannot be directly attributed to identifiable assets or liabilities. Below are examples of qualitative factors that comprise goodwill:

(a)	Expected Operational Synergies:

-	Timberland investment management organization;

-	Forestry vertical to complement Vinci Compass’s Real Asset segment;

-	Strong relationships with Brazilian and European institutional investors;

-	Long-term AUM with 15+ year funds.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	70,000
Contingent consideration (Earn-out I)	18,519
Contingent consideration (Earn-out II)	14,949

Total purchase consideration	103,468

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The assets and liabilities recognized as a result of the acquisition are as follows:

Cash and cash equivalents	1.987
Other assets and liabilities	(1,497)
Management contracts	27,660
Net identifiable assets acquired	28,150

Goodwill	75,318
Net assets acquired	103,468

All the business combinations are still under its measurement period. During this period, additional assets or liabilities can be recognized if new information is obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as Vinci Compass receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(b)       Investments accounted for using the equity method

As of December 31, 2024, the detail of investments in associates and joint ventures is as follows:

Affiliate	Country	Ownership	Nature of relationship	Equity	Share of profit (loss) (***)

CCLA Holdings Development and Property Management SL (“CCLA Holdings”) (*)	Spain	50%	Joint venture	46,448	(1,652)

Mexican associates’ entities (**)	Mexico	(**)	Associate	8,633	152

				55,081	(1,500)

(*) Joint Venture relationships with CIM Group. There is no control in these investments.

(**) Investments in Mexican associates comprise regulatory investment required to Compass Investment de México S.A. de C.V. Mexican associates does not have control over these investments. The ownership on theses associates may vary from 0.04% to 1.89%.

(***) Comprise group’s share of the post-acquisition profits or losses of the investees.

As of 31 December 2024, movements in investment in joint ventures and associates are as follows:

	CCLA Holdings	Mexican associates	Total

Investments recognized as a result of business combination	32,604	7,943	40,547
Capital increase	13,140	-	13,140
Equity gain (loss)	(1,652)	152	(1,500)
Foreign exchange variation	2,356	538	2,894

Closing balance of investment on December 31, 2024	46,448	8,633	55,081

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized financial information for material associates and joint ventures:

The tables below provide summarized financial information for those joint ventures and associates that are material to the Group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not Vinci Compass share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

CCLA Holdings

Current assets	89,175
Non-current assets	55,502
Current liabilities	(51,780)
Non-current liabilities	-

Net assets	92,897

Ownership interest	50%

Investments by equity method	46,448

(c)        Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Summarized Balance Sheet

Current assets	466	232	392,026	100,873	392,492	101,105
Current liabilities	(777)	(707)	(3,447)	(2,816)	(4,224)	(3,523)
Current net assets	(311)	(475)	388,579	98,057	388,268	97,582

Non-current assets	601	601	21,393	13,549	21,994	14,150
Non-current liabilities	(2,750)	(1,550)	(408,305)	(96,805)	(411,055)	(98,355)
Non-current net assets	(2,149)	(949)	(386,912)	(83,256)	(389,061)	(84,205)

Net assets	(2,460)	(1,424)	1,667	14,801	(793)	13,377

Accumulated NCI	(615)	(356)	250	2,220	(365)	1,864

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Total
of comprehensive income	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Revenue	429	90	380	74	809	164

Profit for the period	(1,036)	(1,292)	(13,135)	(5,505)	(14,171)	(6,797)

Total comprehensive income	(1,036)	(1,292)	(13,135)	(5,505)	(14,171)	(6,797)

Profit/(loss) allocated to NCI	(259)	(323)	(1,970)	(826)	(2,229)	(1,149)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Property and equipment

							12/31/2024
		Furniture	Improvements in properties	Computers		Work of arts and others
		and fittings	of third	and peripherals -	Equipment
	Buildings	stuffs	parties	improvements	and tools		Total

Cost
At January 1, 2024	-	12,858	48,963	7,634	10,325	791	80,571
Assets recognized as a result of business combination	27,889	1,985	16,453	2,378	211	160	49,076
Acquisitions, net of disposals	-	346	523	1,277	185	(275)	2,056
Write-off of fully depreciated items	-	(4,655)	(138)	(5,046)	(3,415)		(13,253)
Foreign Exchange variations of property and equipment abroad	-	-	5,150	-	1,484	-	6,634

At December 31, 2024	27,889	10,534	70,951	6,243	8,790	676	125,083

Accumulated depreciation
At January 1, 2024	-	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)
Depreciation	(93)	(937)	(3,414)	(702)	(379)	-	(5,525)
Write-off of fully depreciated items	-	4,608	138	5,046	3,415	-	13,207
Foreign Exchange variations of property and equipment abroad	-	132	(4,329)	(15)	(1,430)	(11)	(5,653)

At December 31, 2024	(93)	(5,500)	(50,810)	(1,799)	(7,738)	(11)	(65,951)

Net book value
At January 1, 2024	-	3,555	5,758	1,506	981	791	12,591

At December 31, 2024	27,796	5,035	20,141	4,444	1,052	664	59,132

Annual depreciation rate - %	50	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

						12/31/2023
	Furniture	Improvements in properties	Computers		Work of arts and others
	and fittings	of third	and peripherals -	Equipment
	stuffs	parties	improvements	and tools		Total

Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	-	(1,435)	-	(412)	-	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	-	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	-	399	-	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	From 5 to 10	From 10 to 20	20	From 5 to10	-	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent and the management contracts, customers relationship, brands, and the goodwill generated by the acquisitions of SPS, MAV, Compass and Lacan.

The software development comprises mainly the following assets:

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio; and

-	Systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the year ended December 31, 2024, and 2023.

				12/31/2024
	Brands and licenses (a)	Software development	Placement Agent (b)	Goodwill (c)	Management Contracts and Customer relationships (d)	Total
Cost
At January 1, 2024	29	40,304	20,722	162,290	22,049	245,394
Assets recognized as a result of business combination	77,763	5,225	-	392,345	360,689	836,021
Additions	30	15,696	3,284	-	-	19,010
Write-off of assets, including fully depreciated items	-	(16,416)	-	-	-	(16,416)
Foreign exchange variation of intangible assets abroad	-	2,164	534	541	344	3,583

At December 31, 2024	77,822	46,973	24,540	555,175	383,082	1,087,592

Accumulated amortization
At January 1, 2024	-	(24,686)	(1,896)	-	(4,064)	(30,646)
Amortization	-	(4,476)	(2,769)	-	(5,061)	(12,306)
Write-off of assets, including fully depreciated items	-	14,712	-	-	-	14,712
Foreign exchange variation of intangible assets abroad	-	(1,117)	(286)	-	-	(1,403)

At December 31, 2024	-	(15,567)	(4,951)	-	(9,125)	(29,643)

At January 1, 2024	29	15,618	18,826	162,290	17,985	214,748

At December 31, 2024	77,822	31,407	19,588	555,175	373,956	1,057,949
Amortization rate (per year) - %	(a)	20%	(b)	(c)	(d)	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a) Brands have an indefinite useful life and are not subject to amortization. The method used to calculate the fair value of the Brand was Relief from Royalty – RFR, which uses a royalty rate estimated and projected revenue of the Group. The useful life of the brand was determined by the Management as undefined. For this conclusion, we considered (i) the strong reputation among peers and customers, (ii) its potential as a consolidating brand, and (iii) the decision of Vinci in keeping Compass in the company's new brand Group.

Brands are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(b) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(c) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. On December 31, 2024, goodwill was tested and no provision for impairment losses was identified by Vinci Compass.

Goodwill	12/31/2024	12/31/2023

Compass	287,866	-
SPS	162,290	162,290
Lacan	75,318	-
MAV	29,701	-
Total	555,175	162,290

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

Inputs to determine the impairment test of Goodwill:

Goodwill	12/31/2024		12/31/2023
	Annual inflation rate	Discount Rate	Annual inflation rate	Discount Rate
SPS	4.00%	15.25%	4.00%	12.50%
MAV	4.00%	15.25%	-	-

Compass and Lacan business combinations occurred less than 2 months before December 31, 2024. Therefore, since there has been no change in economic or operating conditions that would indicate the considerations paid or assumed for these business combinations should be revised, no impairment tests were performed for the goodwill generated from these business combinations.

(d)   Refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations. These amounts are amortized based on the duration of the related funds. When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

basis, or whenever any specific economic or operational condition indicates its cost must be reviewed. The total amount allocated to Management Contracts and Customer relationships with undefined useful life is $ 229,035 as of December 31, 2024 (none as of December 31, 2023).

Fund’s Management Contracts and Customer relationships for funs with defined useful life	Forecast period
	From	To
SPS	September 2022	December 2030
MAV	July 2024	December 2029
Lacan	November 2024	December 2041
Compass	November 2024	December 2053

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). No impairment losses were recognized on December 31, 2024 and 2023.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

			12/31/2023
	Software development and licenses	Placement Agent (a)	Goodwill (b)	Management Contracts and Customer relationships (c)	Total
Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Additions	12,684	19,469	-	-	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	-	-	(707)

At December 31, 2023	40,333	20,722	162,290	22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	-	(1,016)	(24,710)
Amortization	(1,636)	(1,863)	-	(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	-	-	611

At December 31, 2023	(24,686)	(1,896)	-	(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At December 31, 2023	15,647	18,826	162,290	17,985	214,748

Amortization rate (per year) - %	20%	(a)	(b)	(c)	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

11       Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2024	12/31/2023
Sub-lease receivable
Brazil	1,758	5,538
Chile	4,081	-
Total	5,839	5,538

Current	1,758	4,071
Non-current	4,081	1,467
Total	5,839	5,538

Right of use assets
Brazil	51,712	57,521
USA	32,212	787
Others	18,193	-
Total	102,117	58,308

Lease liabilities
Brazil	(56,510)	(71,872)
USA	(40,956)	(940)
Others	(21,989)	-
Total	(119,455)	(72,812)
	12/31/2024	12/31/2023

Current	(33,303)	(24,381)
Non-current	(86,152)	(48,431)
Total	(119,455)	(72,812)

As a result of Compass business combination, the right-of-use assets was increased in the amount of R$ 46,775. Addition to the right-of-use assets resulted from contracts modifications were R$ 3,918 until December 31, 2024 (additions of R$ 2,045 during 2023 financial year).

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2024	2023	2022

Right of use assets depreciation	(11,132)	(9,686)	(10,800)
Financial expense	(8,295)	(9,809)	(9,359)
	(19,427)	(19,495)	(20,159)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The total cash outflow for leases in 2024 was R$ 29,406 (R$ 25,830 in 2023 and R$ 24,440 in 2022).

(i)	The Group’s leasing activities and how these are accounted for.

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

For all years presented, the sub-leases were classified as finance leases on a lessor perspective. Therefore, the Group accounts the sub-leases on a lease-by-lease basis, subtracting the right of use assets and recognizing a receivable related to the present value of the receivables of the sub-lease.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

- amounts expected to be payable by the group under residual value guarantees

- the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

- if possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

- make adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

(ii)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.

12         Accounts payable

	12/31/2024	12/31/2023

Accrued liabilities (i)	16,533	-
Temporal deposit from clients (ii)	11,561	-
Dividends payable	3,791	3,791
Lease payable – prior month expense	1,840	2,161
Treasury shares acquisition	810	-
Related Parties	805	-
Other payables	3,327	68
	38,667	6,020

(i)	Fees, commissions, and other payables.

(ii)	Comprises temporal payments made by client to invest in Mexican Investment Fund through the investment manager.

13        Labor and social security obligations

	12/31/2024	12/31/2023

Profit sharing	146,743	93,611
Labor provisions	44,320	13,252

	191,063	106,863

Current	182,071	101,506
Non-current	8,992	5,357

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2024, was paid until the first week of February 2025. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Compass Management estimated the profit sharing as of December 31, 2024, based on the net revenue recognized up to December 31, 2024.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Taxes and contributions payable

	12/31/2024	12/31/2023

Income tax	28,812	14,467
Social contribution	3,985	5,061
Social Contribution on revenues (COFINS)	2,769	2,780
Service tax (ISS) on billing	1,677	1,742
Social Integration Program (PIS)	604	606
Withholding Income Tax (IRRF) deducted from third parties	366	103
Others	2,642	94

	40,855	24,853

15	Loans and obligations

	12/31/2024	12/31/2023

Convertible Preferred Shares (i)	577,982	431,333
Commercial Notes (ii)	55,150	73,189
Consideration payable (iii)	10,542	48,199
Contingent consideration (iv)	210,666	64,370
Banco Security (v)	5,647	-
Other obligations	1,555	-

	861,542	617,091

Current	45,220	76,722
Non-current	816,322	540,369

(i)	Convertible Preferred Shares

On October 10, 2023, Vinci Compass and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci Compass's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci Compass.

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Under certain conditions, Vinci Compass may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer's perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

The following table presents the changes in the Convertible Preferred Shares up the year ended December 31, 2024:

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195
Closing balance December 31, 2023	431,333
Net foreign exchange loss/(gain)	136,374
Interest expense	49,261
Interest paid	(38,986)
Closing balance December 31, 2024	577,982

Current	12,398
Non-current	565,584

On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.

On April 1, 2024, the Entity paid the total amount of R$ 9,992 related to the dividends of the series A convertible preferred shares.

On July 1, 2024, the Entity paid the total amount of R$ 11,118 related to the dividends of the series A convertible preferred shares.

On October 1, 2024, the Entity paid the total amount of R$ 10,883 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci Compass, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on an annual basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2024 and 2023.

The following table presents the changes in the Commercial Notes up the period ended December 31, 2024 and December 31, 2023:

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Closing balance December 31, 2022	83,212
Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)
Closing balance December 31, 2023	73,189
Interest expense	8,651
Interest paid	(8,912)
Principal paid	(17,779)
Closing balance December 31, 2024	55,150

Current	20,353
Non-current	34,797

(iii)	Consideration payable

SPS Capital Gestão de Recursos Ltda.

According to Note 7(a), Vinci Compass acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci Compass assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of December 31, 2024 and December 31, 2023 is R$ 9 and R$ 48,199, respectively.

On August 16, 2024, the amount of R$ 51,336 was paid as part of the liquidation of the obligation.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

MAV Capital Gestora de Recursos SS Ltda.

According to Note 7(a), Vinci Compass acquired MAV Capital Gestora de Recursos SS Ltda, on June 28, 2024. As part of the deal, Vinci Compass assumed a financial obligation to be paid in two installments on the first anniversary and second anniversary of the closing date. The amount as of December 31, 2024 is R$ 10,533.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration

The following table presents the changes in the Contingent consideration up the period ended December 31, 2024 and December 31, 2023:

Earn-out	12/31/2024	12/31/2023

SPS	79,674	64,370
Compass	79,515	-
MAV	18,010	-
Lacan	33,467	-

Total	210,666	64,370

SPS Capital Gestão de Recursos Ltda.

Vinci Compass shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

On December 31, 2024, Vinci Compass reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 15,303 for the year ended December 31, 2024 (expense of R$ 15,872 for the year ended December 31, 2023).

MAV Capital Gestora de Recursos SS Ltda.

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2027 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.

On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 18,010.

Lacan Ativos Reais

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2028 subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci Compass’s best estimate.

On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 33,467.

Compass

Vinci Compass shall pay an additional consideration through an earnout structure to be paid in 2026 and 2027 subject to the achievement of certain pre-determined metrics, to be paid in VINP Class A common stock.

On December 31, 2024, the fair value of the obligation based on the economic conditions at that date is R$ 79,515. The variation was recognized as an expense in the financial result in the amount of R$ 4,612 for the year ended December 31, 2024.

(v)	Banco Security

See details in note 5 (d).

16	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A.  started its retirement services operations. As of December 2024, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On December 31, 2024, the Retirement plan liabilities are R$ 374,813 (R$ 85,554 in 2023).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

17	Equity

(a)	Capital

The capital comprises 54,230,733 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci Compass has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

The Entity’s shareholders as of December 31, 2024 and 2023 are presented in the table below:

Shareholders	12/31/2023 Quantity	Subscribed (*)	Transferred	Repurchased	12/31/2024 Quantity
Gilberto Sayão da Silva (Class B Common shares)	14,466,239	-	-	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A common shares)	8,266,422	-	-	-	8,266,422
Public Float (Class A common shares)	12,468,475	-	529,675	(1,202,612)	11,795,538
Compass Group (Class A common shares) (*)	-	11,783,384	-	-	11,783,384
Other Shareholders (Class A common shares)	18,577,681	-	(479,379)	(363,530)	17,734,772
Treasury shares (Class A common shares)	3,134,771	-	(50,296)	1,566,142	4,650,617
Total	56,913,588	11,783,384	-	-	68,696,972

Series A Convertible preferred shares (**)	100,000	-	-	-	100,000
Total	100,000	-	-	-	100,000

(*) As part of the business combination with Compass, Vinci Compass issued 11,783,384 Class A common shares.

(**) The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Fair value option of convertible preferred shares

As informed on note 15 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. In 2023, the fair value of the stock option and the amount of transaction cost that are allocated to the equity are R$ 34,141 and 1,958, respectively.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Other reserves are comprised by the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(e)	Dividends

On February 7, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of February 22, 2024, totalizing US$ 10,756 (R$ 53,357), paid on March 5, 2024.

On May 7, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of May 23, 2024, totalizing US$ 9,085 (R$ 45,978), paid on June 5, 2024.

On August 6, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of August 21, 2024, totalizing US$ 9,027 (R$ 51,026), paid on September 5, 2024.

On November 5, 2024, Vinci Compass declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of November 20, 2024, totalizing US$ 8,402 (R$ 48,603), paid on December 5, 2024.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

In October 2023, the Company suspended for undetermined time the Repurchase Program, in compliance with SEC Rule 10b5-1.

On February 7, 2024, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

On September 26, 2024, the Company announced a new share buyback and share repurchase plans to buy back up to US$15.0 million of the Company’s outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plans are approved to replace the share buyback plan announced on February 7, 2024, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

During the year of 2024, the Company bought back 1,566,142 shares from its shareholders and the market, in the amount of R$ 28,302 and R$ 70,646, respectively.

In December 2024 the Company holds 4,650,617 Class A common shares in treasury.

(g)	Basic and diluted earnings per share

a) Basic earning per share	2024	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.14	4.02	3.89
Total basic earning per share attributable to the ordinary equity holders of the Entity	2.14	4.02	3.89
b) Diluted earning per share	2024	2023	2022
From continuing operations attributable to the ordinary equity holders of the Entity	2.08	3.85	3.84
Total basic earning per share attributable to the ordinary equity holders of the Entity	2.08	3.85	3.84

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	2024	2023	2022
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	118,202	220,608	219,417
	118,202	220,608	219,417

Diluted earnings per share	2024	2023	2022
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	118,202	220,608	219,417
Used in calculating diluted earnings per share	118,202	220,608	219,417

d) Weighted average number of share used as the denominator	2024	2023	2022
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share:	55,190,584	54,903,764	56,356,293
Adjustments for calculation of diluted earnings per share:	1,733,042	501,807	792,815
Weighted average number of ordinary shares/quotas and potential ordinary shares used as the denominator in calculating diluted earnings per share	56,923,626	55,405,572	57,149,108

18	Revenue from services rendered

	2024	2023	2022

Gross revenue from management fees	516,834	420,879	396,532
Gross revenue from performance fees	38,174	22,628	15,343
Gross revenue from advisory services	72,551	43,480	24,072
Gross revenue from other revenues	7,924	-	-

Gross revenue from services rendered	635,483	486,987	435,947

In Brazil	424,840	397,092	338,937
Abroad	210,643	89,895	97,010

Taxes and contributions	(34,704)	(32,567)	(27,852)

Net revenue from services rendered	600,779	454,420	408,095

Net revenue from management fees	487,533	393,367	371,501
Net revenue from performance fees	37,188	21,254	14,600
Net revenue from advisory services	68,134	39,799	21,994
Net revenue from other revenues	7,924	-	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

19	General and administrative expenses

	2024	2023	2022

Personnel	(103,485)	(70,860)	(63,665)
Share Based Plans (b)	(22,479)	(14,967)	(14,276)
Profit sharing (a)	(108,102)	(94,640)	(79,872)
	(234,066)	(180,467)	(157,813)

Third party expense (c)	(119,209)	(33,318)	(38,836)
Right of use depreciation (d)	(11,132)	(9,686)	(10,800)
Depreciation and amortization (e)	(17,569)	(10,094)	(4,986)
Travel and representations	(8,991)	(3,928)	(4,535)
Condominium expenses	(4,081)	(3,041)	(3,315)
Other operating expenses (f)	(16,927)	(11,730)	(9,064)
	(411,975)	(252,264)	(229,349)

(a)	Profit-sharing

According to the profit-sharing program and based on laws applicable to each country and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 108,102 (R$ 94,640 in 2023 and 79,872 in 2022) for the year ended December 31, 2024.

(b)	Share-based payments

See Note 25 for more details.

(c)	Third party expense

Third party expenses are composed for accounting, audit, advisory, due diligence services, information technology, marketing, and other contracted services.

The increase in 2024 is mainly related to the business combinations concluded in 2024, which increases the service expenses, including due diligence services provided by third parties as part of business combinations process.

(d)	Right of use depreciation

See Note 11 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization. See Notes 9 and 10 for more details.

The increase in 2024 is mainly related to the fixed and intangible assets assumed as part of the business combinations concluded in 2024, which increases the depreciation and amortization expenses.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(f)	Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

20	Finance profit/(loss)

	2024	2023	2022

Investment income (i)	64,322	110,474	94,728
Financial revenue through amortized cost	19,213	4,571	-
Foreign currency variation income	-	742	2,514
Financial revenue on sublease agreements	538	700	390
Contingent consideration variation (iii)	-	4,051	13,971
Other finance income	2,798	1,271	530

Finance income	86,871	121,809	112,133

Financial expense on lease agreements	(8,295)	(9,809)	(9,359)
Interest expense on loans and financing (ii)	(61,784)	(23,654)	(5,804)
Bank fees	(151)	(141)	(354)
Interest and arrears	(3)	-	(4)
Investment losses (i)	-	(111)	(554)
Fines on taxes	(3)	(1)	(4)
Foreign currency variation expense	(20,807)	(775)	(2,986)
Interest on taxes	(85)	(79)	-
Contingent consideration variation (iii)	(19,915)	(19,923)	-
Other financial expenses	(1,182)	(87)	-

Finance costs	(112,225)	(54,580)	(19,065)

Finance profit/(loss), net	(25,354)	67,229	93,068

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	2024	2023	2022
Mutual funds and fixed income investments (a)	62,098	109,657	94,489
Private equity funds	2,224	817	239
	64,322	110,474	94,728

Mutual funds	-	-	(486)
Private equity funds	-	(111)	(68)
	-	(111)	(554)

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 15 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 15 (iv) for more detail.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda, Vinci Vida e Previdência S.A. and CG Investimentos Brazil Ltda, are taxed based on the deemed profit.

Vinci Compass has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime in December, 2024 is R$ 13,102 (R$ 6,066 on December 31, 2023).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until December 31, 2024 and 2023.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	2024	2023	2022

Current income tax	(37,989)	(42,961)	(38,945)
Current social contribution	(13,669)	(15,605)	(14,199)

	(51,658)	(58,566)	(53,144)

Deferred income tax	3,921	6,455	683
Deferred social contribution	1,760	2,185	48

	5,681	8,640	731

Income taxes and social contribution	(45,977)	(49,926)	(52,413)

Deferred tax balances

	12/31/2024	12/31/2023
Deferred tax assets
Tax losses	13,102	6,066
Leases	68	1,084
RSU	3,103	2,188
Interest expense on obligation for acquisition	3,190	2,121
Amortization on management Contracts	2,419	1,382
Contingent consideration	5,849	646
Others	3,615	-
Total	31,346	13,487

Deferred tax liabilities
Financial revenue	(2,287)	(1,147)
Estimated revenue	(1,193)	(1,570)
Leases	(984)	(351)
Total Income Tax	(4,464)	(3,068)

Estimated revenue	(622)	(815)
Total (Taxes and contribution)	(622)	(815)

Total deferred tax liabilities	(5,086)	(3,883)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	1,154	(721)	560	3,253	4,246
As at December 31, 2023	6,066	1,084	2,188	4,149	13,487
Deferred assets recognized as a result of business combination	7,053	(360)	-	4,131	10,824
to profit and loss	(588)	(675)	915	6,505	6,208
Foreign exchange variation of deferred tax assets abroad	571	19	-	287	827
As at December 31, 2024	13,102	68	3,103	15,072	31,346

(*) Comprises mainly deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(174)	183	(302)	4,750	4,457
As at December 31, 2023	(1,147)	(2,385)	(351)	-	(3,883)
Deferred liabilities recognized as a result of business combination	(337)	-	-	-	(337)
to profit and loss	(771)	570	(633)	-	(844)
Foreign exchange variation of deferred tax liabilities assets abroad	(32)	-	-	-	(22)
As at December 31, 2024	(2,287)	(1,815)	(984)	-	(5,086)

(a)	Tax effective rate

	2024	2023	2022

Profit (loss) before income taxes	161,950	269,385	271,814
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	(55,063)	(92,591)	(92,417)
Reconciliation adjustments:
Expenses not deductible	(192)	(880)	(214)
Tax benefits	143	190	282
Share based payments	(1,589)	(516)	(297)
Unrecognized tax loss credits	(4,926)	(2,055)	-
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	15,455	44,833	40,220

Other additions (exclusions), net	195	93	13

Income taxes expenses	(45,977)	(49,926)	(52,413)
Current	(51,658)	(58,566)	(53,144)
Deferred	5,681	8,640	731

Effective rate	28%	19%	19%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

22	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 23,954, including profit-sharing compensation for the year ended December 31, 2024 (2023 - R$ 16,672).

According to Vinci Compass internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2025, after the Management approval. As informed in Note 12, Vinci Compass accrued a provision for profit sharing for the Group as of December 31, 2024.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2024, and 2023, as shown in the table below:

	12/31/2024	12/31/2023

Compass Group Cayman Ltd. (“CGC”) (*)	21,673	-
CCLA Chile	1,600	-
Hakone Participações Societárias S.A.	12	-
Osaka Participações Societárias S.A.	8	-
Cagliari Participações S.A.	4	4
	23,297	4

(*) Refers to a credit line financing from Vinci Compass to CGC in the amount of US$ 3,500 to fund redemptions, repurchases and other acquisitions of equity interests in CGC.

(c)	Employees loans

As presented in Note 7(iii), Vinci Compass may advance payments to its employees.

(d)	Receivables from employees

During 2024 and 2023, Vinci Compass sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2030, and a monetary variation will be charged by inflation index.

23	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

Vinci Compass decided to reorganize the segments by grouping strategies that align with their management characteristics, management fees, performance, and duration. This restructuring aims to better accommodate the recent acquisitions and ensure the company is organized in a more cohesive and efficient manner. It will

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

also foster collaboration across all areas of the business, helping the Company maintain a strong, adaptable organization that is better equipped to respond to market demands and capitalize on new opportunities.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Global Investment Products and Solutions (Global IP&S)

The Global IP&S segment provides access to a network of world-class GPs and top-tier asset managers as well as proprietary investment solutions, on a discretionary and non-discretionary basis. The strategy is designed to deliver investment and advisory solutions, with a focus on alpha generation, tailored to clients' objectives. Within the Global IP&S segment, we provide multi-asset allocation strategies, as well as portfolio and management services, structured around medium to long-term risk allocation. The segment operates as a comprehensive strategy that includes Third-Party Distribution (Liquid and Alternative), Separate Mandates, Commingled Funds, Brokerage, Pension Plans, Global Solutions and Vinci Retirement Services.

Credit

The segment operates across three business lines: Public and Private Credit, Opportunistic Capital Solutions, and Agribusiness Credit, with both local and hard currency strategies. The Credit segment is designed to address the diverse financing needs of both mature and growing businesses through a broad range of sub-strategies, including local currency high grade and high yield, structured credit and confirming, real estate and infrastructure credit, agribusiness, hard currency high-grade and high-yield strategies, and opportunistic capital solutions.

Private Equity

The Private Equity segment has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is vale creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The Private Equity segment invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with a dual mandate of generating ESG impact as well as market returns.

Equities

The Equities segment operates through two distinct strategies, delivering robust and diversified investment solutions across Latin America or specific country markets. These strategies are designed to capitalize on regional opportunities and specialized market dynamics, offering clients tailored approaches to achieve their investment goals. The segment includes a range of sub-strategies to address different investor profiles and market conditions, including Long Only, Dividends, Small Caps, Long Biased, and other specialized approaches.

Real Assets

The Real Assets segment comprises investments focused on tangible, income-generating assets through real estate, infrastructure and forestry strategies, as described below:

(i)	Real Estate

The Real Estate segment is focused on income-generating mature real estate assets across Brazil through REITs listed on the B3, including shopping centers, industrial properties, commercial offices, urban properties and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The strategy covers also additional development strategies in Brazil, Uruguay and Peru, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Infrastructure

The infrastructure strategy has exposure to real assets across the infra sector in Brazil, through equity and debt instruments. The management team invests through the following sub-sectors: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iii)	Forestry

The Forestry strategy focuses on investments in eucalyptus, pine, and native forests in Brazil, aiming to generate attractive returns through sustainable timber harvesting. The strategy includes both greenfield and brownfield projects, leveraging active management practices to enhance productivity and long-term asset value. Investments are structured across multiple vintages, with the fourth fund currently in fundraising and progressing toward Article 9 classification. The strategy applies an ESG framework to guide portfolio monitoring, set clear objectives, and assess social impacts, prioritizing projects that deliver both environmental and social benefits. The local presence of Lacan and its long-term relationships with key industry players provide privileged access to the best opportunities.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

								2024
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	77,017	101,886	75,273	75,339	58,904	36,421	-	424,840
Abroad	78,319	14,629	21,831	76,024	9,708	10,132	-	210,643
Gross revenue from services rendered	155,336	116,515	97,104	151,363	68,612	46,553	-	635,483
Advisory fees	-	5,400	351	19,299	948	46,553	-	72,551
Management fees	155,336	102,493	87,959	109,203	61,844	-	-	516,834
Other revenues	-	180	-	7,744	-	-	-	7,924
Performance fees	-	8,443	8,794	15,117	5,820	-	-	38,174
Taxes and contributions	(8,688)	(6,103)	(4,907)	(7,619)	(3,730)	(3,657)	-	(34,704)
Net revenue from services rendered	146,648	110,413	92,197	143,744	64,882	42,896	-	600,779
(-) General and administrative expenses	(17,027)	(27,295)	(33,576)	(50,875)	(16,836)	(15,192)	(228,696)	(389,496)
Share-based payments	(10)	(46)	(5)	(10)	(13)	-	(22,395)	(22,479)
Operating profit	129,611	83,072	58,616	92,859	48,033	27,705	(251,091)	188,804
Finance income								86,871
Finance cost								(112,225)
Finance result, net								(25,354)
Equity Gain/Loss								(1,500)
Profit before income taxes								161,950
Income taxes								(45,977)
Profit for the year								115,973

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

								2023
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	68,569	72,906	60,821	84,822	71,335	38,639	-	397,092
Abroad	65,063	6,860	-	12,041	3,826	2,105	-	89,895
Gross revenue from services rendered	133,632	79,766	60,821	96,863	75,161	40,744	-	486,987
Advisory fees	-	2,700	-	36	-	40,744	-	43,480
Management fees	133,632	77,273	55,339	91,594	63,041	-	-	420,879
Performance fees	-	(207)	5,482	5,232	12,120	-	-	22,628
Taxes and contributions	(8,107)	(4,288)	(3,411)	(8,519)	(4,794)	(3,448)	-	(32,567)
Net revenue from services rendered	125,525	75,478	57,410	88,343	70,366	37,297	-	454,420
(-) General and administrative expenses	(15,384)	(18,186)	(15,293)	(36,972)	(16,835)	(9,699)	(124,927)	(237,297)
Share-based payments	(65)	(651)	(72)	96	(181)	-	(14,094)	(14,967)
Operating profit	110,076	56,641	42,045	51,468	53,350	27,597	(139,021)	202,156
Finance income								121,809
Finance cost								(54,580)
Finance result, net								67,229
Profit before income taxes								269,385
Income taxes								(49,926)
Profit for the year								219,459

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

								2022
	Private Equity	Real Assets	Credit	Global IP&S	Equities	Corporate Advisory	Corporate Center	Total
In Brazil	41,003	70,607	40,050	96,410	70,168	20,699	-	338,937
Abroad	73,548	183	-	19,241	4,038	-	-	97,010
Gross revenue from services rendered	114,551	70,790	40,050	115,651	74,206	20,699	-	435,947
Advisory fees	-	3,340	-	33	-	20,699	-	24,072
Management fees	114,551	68,843	34,998	109,500	68,640	-	-	396,532
Performance fees	-	(1,393)	5,052	6,118	5,566	-	-	15,343
Taxes and contributions	(5,442)	(4,133)	(2,241)	(9,482)	(4,763)	(1,791)	-	(27,852)
Net revenue from services rendered	109,109	66,657	37,809	106,169	69,443	18,908	-	408,095
(-) General and administrative expenses	(13,917)	(16,132)	(10,871)	(38,518)	(10,847)	(5,021)	(119,767)	(215,073)
Share-based payments	(230)	(828)	(92)	(414)	(230)	-	(12,482)	(14,276)
Operating profit	94,962	49,697	26,846	67,237	58,366	13,887	(132,249)	178,746
Finance income								112,133
Finance cost								(19,065)
Finance result, net								93,068
Profit before income taxes								271,814
Income taxes								(52,413)
Profit for the year								219,401

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

24	Legal Claims

As of December 31, 2024 and 2023, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor and tax.

	12/31/2024	12/31/2023

Tax	23,327	22,095
Labor	540	780
Total	23,867	22,875

Tax Claims

Vinci Gestora de Recursos Ltda. is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,857 (2023: R$ 3,652).

In the second quarter of 2024, Vinci Equities Gestora de Recursos Ltda. settled its one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad (2023: R$ 266).

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 19,470 (2023: R$ 18,154) for the calendar year of 2013.

25	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2024.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

As of December 31, 2024, there are stock options outstanding with respect to 1,482,753 Class A common shares. All the stock options were vested on February 1st, 2024, and the Participants have a period of 12 months to exercise their vested options from February 1, 2024 (“Exercise Deadline”). On February 1, 2025, no options were exercised by any Participant.

The total expense recognized for the programs for the year ended December 31, 2024, was R$ 119 (December 31, 2023 was R$ 1,147).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of December 2024, there are stock options outstanding with respect to 1,099,472 Class A common shares (1,116,884 Class A common shares as of December 2023).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The total expense recognized for the programs for the year ended December 2024 was R$ 3,839 (December 31, 2023 was R$ 2,470).

January 2024

In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. During the first semester of 2024 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of December 2024, there are stock options outstanding with respect to 1,260,892 Class A common shares (1,273,492 at the grant date).

The total expense recognized for the programs for the year ended December 31, 2024 was R$ 6,608.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci Compass and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

• Market value of the shares at the granted date.

• Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions.

regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the years ended December 31, 2024 and 2023.

	2024	2023

RSU outstanding on January 1st	688,779	781,881
Forfeited	(4,310)	(35,689)
Vested	(68,311)	(57,413)
RSU outstanding on December 31	616,158	688,779

Vinci Partners Investments Ltd.

Notes to the consolidated financial statement

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

d)	As of December 31, 2024, total compensation expense of the plans was R$ 11,912 (R$ 11,350 as of December 31, 2023), including R$ 6,013 (R$ 4,007 as of December 31, 2023) of social charges provisions.

26	Subsequent Events

In January 2025, the Board of Directors approved a fourth Stock Option Plan, which aims to grant up to 2,569,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have a weighted average exercise price per share in the amount of US$10.70; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2028.